[GRAPHIC OMITED]

Corporate  Headquarters:
100  Cummings  Center,  Suite  235M
Beverly,  MA  01915
P:  978-921-2727
F:  978-524-8887

October  17,  2005

Delivered  by  electronic  submission  via  EDGAR  and  by  Federal  Express

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance,  Room  4561
Washington,  D.C.  20549

     RE:     LOCATEPLUS  HOLDINGS  CORPORATION
     FORM  10-KSB  FOR  FISCAL  YEAR  ENDED  DECEMBER  31,  2004
     FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 000-49957

Ladies  and  Gentlemen:

     On behalf of LocatePLUS Holdings Corporation (the "Company"), I enclose for your review the Company's responses to the comment letter, dated October 3, 2005, issued to the Company.

     The numbering of the responses below corresponds to the numbering of comments in the letter from the Staff received by the Company in response to its filing of Forms 10-KSB for the Fiscal Year Ended December 31, 2004 and 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005, and 8-K filed on September 23, and September 26, 2005. A copy of the Staff's letter is being provided via Federal Express with a copy of this letter for the convenience of the Staff.

COMMENT  1.

In your response to prior comment 3 you quantified the amount of revenue attributable to the addition of a minimum usage fee. In your MD&A discussion you state only that "this increase is attributable to an increase in customers and usage." Revise to quantify the amounts of the change contributed by each factor, for example, the amount of the increase due to the adoption of minimum usage fees and the amount of the change that arose as a result of a greater number of customers, or other factors. Your discussion should also address trend information such as whether the number of customers has increased or whether usage has simply increased as a result of the imposition of a minimum usage fee. This comment is applicable to the MD&A discussion included in your quarterly reports on Form 10-QSB.

RESPONSE  1.

     Page 13 of Form 10-KSB for the period ended December 31, 2004, page 12 of Form 10-KSB for the quarter ended March 31, 2005, and pages 12 and 13 of Form

10-KSB for the quarter ended June 30, 2005, have been revised to quantify the amounts of the change contributed by each factor, including the amount of the increase due to the adoption of minimum usage fees and the amount of the change that arose as a result of a greater number of customers, or other factors.

COMMENT  2.

Your response suggests that you intend to record the detachable warrants as an equity instrument. Tell us how you considered whether the warrants could be classified as a liability instead of equity. Refer to paragraphs 12-32 of EITF 00-19. In particular, you should consider the requirements of paragraphs 14 through 18 and whether the provisions contained in the Registration Rights Agreement would preclude the classification of the warrants as equity. If the warrants are classified as a liability, the warrants would not satisfy the scope exception in paragraph 11(a) 2 of SFAS 133, therefore the warrants should be accounted for as a derivative under SFAS 133.

RESPONSE  2.

     In considering whether the warrants could be classified as a liability instead of equity we did considered the application of EITF 00-19 and found that the warrants meet the requirements to be classified as permanent equity. More specifically they meet the requirement as it pertains to paragraphs 12-32, paying specific attention to 14 through 18. Paragraphs 14-18 discuss the requirement that the Company have the ability to settle in unregistered shares in the event that it can not deliver registered shares. The warrants, and related registration rights agreement, do not contain a net cash settlement feature. In the event that the Company can not deliver registered shares, the Company is obligated to deliver unregistered shares under an net-share settlement feature, meeting the requirements of paragraphs 14-18.

 COMMENT  3.

We note that on September 23 and September 26 you filed Forms 8-K to report events that occurred on June 2 and January 3, 2005 respectively. Each of these Forms 8-K refers to the "Date of earliest event reported" as September 23, 2005. Please revise or advise.

RESPONSE  3.

     The Forms 8-K to report events that occurred on June 2 and January 3, 2005 will be revised to reflect the appropriate date of earliest event reported as June 2 and January 3.

COMMENT  4.

Tell us why, in light of your failure to file timely current reports on Form 8-K on at least these two occasions, the officers are able to conclude that your

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disclosure  controls and procedures were effective as of the end o f the periods during  which  these  lapses  occurred.  See  paragraph  (e)  of  Rule  13a-15.

RESPONSE  4.

     The failure highlighted by the SEC demonstrate a weakness in the Company's internal disclosure controls and procedures of which the Company's management was unaware. In light of these failures, the Company is reviewing and is considering changes to its internal disclosure controls and procedures to ensure there are no such failures in the future, including possibly hiring additional staff responsible for the Company's public disclosure and increased use of the Company's special counsel for review of press releases and other materials that may give rise to disclosure obligations. The Company will also be amending its Forms 10-KSB for the period December 31, 2005, and 10-QSB for the periods ending March 31, and June 30, 2005 to include the language "Pursuant to the requirements of Rule 404, the Company is in process of evaluating controls and procedures and cannot at this time conclude that such internal disclosure controls and procedures are adequate."

COMMENT  5.

We note that the channel partner agreement filed on September 26, 2005 contains provisions for customer trial periods and a grace period. Tell us whether such provisions are present in other customer arrangements and how your revenue recognition policies address these factors.

RESPONSE  5.

     Channel partner agreements sometimes contain a trial or grace period. These periods are at the beginning of the agreements. The purpose of the trial period is to allow partners access to the data stream for development purposes. During these trial periods, no revenue is recognized. Agreements specifically state the timing of the trial period and the time in which a partner will be charged fees for access and/or usage. It is after this trial period that the Company starts to recognize revenue on any agreement.

COMMENT  6.

Please amend your Form 8-K filed September 26, 2005 to include as an exhibit the executed version of the agreement described therein.

RESPONSE  6.

     The Company will amend its Current Report on Form 8-K, originally filed September 26, 2005 to include as an exhibit the executed version of the agreement described therein.


                                      * * *

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     In  connection  with  this  response letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event that the Commission has any questions about the foregoing, please contact the undersigned at (617) 799-4596.

                              Very  truly  yours,


                              /s/ James C. Fields
                              James  C.  Fields
                              Acting  Chief  Financing  Officer